EXHIBIT 99.1

January 31, 2014

XTO Energy Inc.

810 Houston Street, Suite 2000

Fort Worth, TX 76102

Re:	Underlying Properties (100%)

Relating to the Hugoton Royalty Trust

As of December 31, 2013 — SEC Pricing Case

Gentlemen:

At your request, Miller and Lents, Ltd. (MLL) estimated the proved reserves and future net revenues as of December 31, 2013, attributable to the XTO Energy Inc. (XTO) interest in certain oil and gas properties prior to inclusion in the Hugoton Royalty Trust, i.e., Underlying Properties (100%). The properties consist of approximately 1,586 leases and 1,715 wells located primarily in Kansas, Oklahoma, and Wyoming. The aggregate results of MLL’s evaluations are as follows:

	Net Reserves		Future Net Revenues
Reserves Category	Oil and Condensate, MBbls.	Gas, MMcf	Undiscounted, M$	Discounted at 10% Per Year, M$
Kansas
Proved Developed Producing	108.4	16,956.1	42,513.1	24,640.5
Proved Nonproducing	0.0	413.9	1,184.1	471.1
Proved Undeveloped	0.0	1,129.0	1,363.9	460.0
Subtotal	108.4	18,499.1	45,061.1	25,571.5
Oklahoma
Proved Developed Producing	1,994.7	140,961.8	453,258.2	250,648.1
Proved Nonproducing	0.0	39.8	89.5	45.8
Proved Undeveloped	310.9	24,888.3	54,435.4	9,744.9
Subtotal	2,305.6	165,889.8	507,783.2	260,438.8
Wyoming
Proved Developed Producing	60.1	46,239.1	55,138.8	36,348.7
Proved Undeveloped	10.8	10,845.2	8,817.9	-2,292.5
Subtotal	71.0	57,084.3	63,956.7	34,056.1
Total Underlying Properties (100%)
Proved Developed Producing	2,163.2	204,157.0	550,910.1	311,637.2
Proved Nonproducing	0.0	453.8	1,273.6	516.9
Proved Undeveloped	321.7	36,862.5	64,617.3	7,912.4
TOTAL	2,485.0	241,473.3	616,801.0	320,066.5

XTO Energy Inc.	January 31, 2014 Page 2

The report was prepared for the use of XTO in its financial and reserves reporting and was completed on January 31, 2014. MLL performed evaluations, which are designated as the SEC Pricing Case, using price and expense premises specified by XTO and described in detail on Attachment 1.

Proved reserves and future net revenues were estimated in accordance with the provisions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). The Securities and Exchange Commission definition of proved reserves is shown on Attachment 2 (not included). Gas volumes for each property are stated at the pressure and temperature bases appropriate for the sales contract or state regulatory authority; therefore, some of the aggregated totals may be stated at a mixed pressure base. No provisions for the possible consequences, if any, of product sales imbalances were included in our projections since MLL received no relevant data. Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves. In MLL’s projections, future costs of abandoning facilities and wells were assumed to be offset by salvage values. Estimated costs, if any, for restoration of producing properties to satisfy environmental standards are beyond the scope of this assignment.

Following Attachment 2 (not included) is a list of exhibits that include annual projections of future production and net revenues for each state and reserves category. Also included in the exhibits are one-line summaries for the total royalty trust and for each state showing the proved reserves and future net revenues for the individual properties. Projections of individual property future production and net revenues are included in separate volumes to this report. These exhibits and volumes should not be relied upon independently of this narrative.

The proved developed producing reserves and production forecasts were estimated by production decline extrapolations, water-oil ratio trends, P/Z declines, or in a few cases, by volumetric calculations. For some properties with insufficient performance history to establish trends, MLL estimated future production by analogy with other properties with similar characteristics. The past performance trends of many properties were influenced by production curtailments, workovers, waterfloods, and/or infill drilling. Actual future production may require that MLL’s estimated trends be significantly altered.

The estimated proved developed nonproducing reserves can be produced from existing well bores but require capital costs for recompletions or for pipeline connections. These proved developed nonproducing reserves estimates were based on analogies with other wells that commercially produce from the same formation in the same field. The timing of initial production was usually provided to us by XTO. When actual production history is available for these nonproducing reserves, MLL’s reserves estimates may be significantly revised.

The estimated proved undeveloped reserves require significant capital expenditures, such as for planned drilling and completion costs. The proved undeveloped reserves estimates for infill wells are based on analogies to similar infill wells in the same field and/or the production histories of offset wells in the same field. As actual results of the planned drilling become available, MLL’s reserves estimates may be significantly revised.

XTO Energy Inc.	January 31, 2014 Page 3

Reserves estimates from volumetric calculations and from analogies are often less certain than reserves estimates based on well performance obtained over a period during which a substantial portion of the reserves was produced.

The data employed in MLL’s estimations of proved reserves and future net income were provided by XTO. The current expenses for each lease were obtained from operating statements provided by XTO except for certain leases where XTO deducted items considered by XTO to be nonrecurring expenditures. No overhead was included for those properties operated by XTO. For some properties, such as large waterfloods, XTO assumed a decline in operating costs due to depleting production that was derived by forecasting a decrease in the property well count. For some gas properties, XTO assumed operating costs would be split between a variable component and a fixed component. The variable component was a constant cost per thousand cubic feet of gas production and the fixed component was a constant cost per well completion. The data provided to MLL by XTO, including, but not limited to, graphical representations and tabulations of past production performance, well tests and pressures, ownership interests, prices, and operating costs, were accepted as represented and were considered appropriate for the purpose of this report. MLL employed all methods, data, procedures, and assumptions considered necessary and appropriate in utilizing the data provided to prepare this report.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect MLL’s informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Government policies and market conditions different from those employed in this study may cause (1) the total quantity of oil, natural gas liquids, or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. At this time, MLL is not aware of any regulations that would affect XTO’s ability to recover the estimated reserves.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in XTO Energy Inc. or any related company. MLL’s compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and we have not performed other work that would affect MLL’s objectivity. Production of this report was supervised by James C. Pearson, P.E., an officer of the firm who is a licensed Professional Engineer in the State of Texas and is professionally qualified, with more than 30 years of relevant experience, in the estimation, assessment, and evaluation of oil and gas reserves.

MLL’s work papers and data are in our files and available for review upon request. If you have any questions regarding the above, or if MLL can be of further assistance, please call.

Yours very truly,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By	/S/ JAMES C. PEARSON
James C. Pearson, P. E.
Chairman

JCP/slc

XTO Energy Inc.	January 31, 2014 Page 4

Attachment 1

12/31/13

Hugoton Royalty Trust (100%)

SEC PRICING CASE

A.	Oil Price	Average price during the 12-month period prior to 12/31/13 determined as the arithmetical average of the first-day-of-the-month price for each month during the year 2013. The average price was $94.32 per barrel and was held constant through the life of the property.

B.	Gas/NGL Price	Average price during the 12-month period prior to 12/31/13 determined as the arithmetical average of the first-day-of-the-month price for each month during the year 2013. The average price was $3.92 per Mcf and was held constant through the life of the property.

C.	Operating Costs	Current expenses held constant through the life of the property. For some properties, expenses included a variable component that was a constant cost per unit of gas production and a fixed component that was a constant cost per well completion.

D.	Discount Rate	10% per year.